SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of August, 2005

Commission File Number:  333-11948

Concordia Bus AB (publ)

(Translation of registrant’s name into English)

Solna Strandvag 78, 171-54 Solna, Sweden

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark whether the registrant files by furnishing the information contained in this Form is also thereby furnishing the Information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b); 82-                      .

Concordia Bus AB (publ)

556576-4569

CONCORDIA BUS AB

STOCKHOLM, SWEDEN

FOURTH QUARTER DECEMBER 1, 2004 – FEBRUARY 28, 2005

AND

FULL YEAR MARCH 1, 2004 – FEBRUARY 28, 2005

The matters discussed in this news release include forward-looking statements that are subject to risks and uncertainties including but not limited to economic conditions, product demand, competitive products and services, government regulation, financial resources, certain litigation and other risks indicated in filings with the US Securities and Exchange commission.

INDEX

Operational and Financial Review

Management’s discussion and analysis of financial condition and results of operations

Quantitative and qualitative disclosures about market risk

Unaudited Consolidated Financial Statements – Concordia Bus AB (publ)

Unaudited Consolidated Interim Statements of Operations for the three months ended February 28, 2005 and February 29, 2004

Unaudited Consolidated Interim Statements of Operations for the year ended February 28, 2005 and February 29, 2004

Unaudited Interim Consolidated Balance Sheets as of February 28, 2005 and February 29, 2004

Unaudited Consolidated Interim Cash Flow Statements for the year ended February 28, 2005 and 2003

Notes to Unaudited Consolidated Interim Financial Statements

CONCORDIA BUS AB (PUBL)
FOURTH QUARTER AND FULL YEAR REPORT

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

Concordia Bus AB (“Concordia” or the “Company”) hereby submits the unaudited interim financial statements for the three-month period ended February 28, 2005. The Company is a wholly owned subsidiary of Concordia Bus Holding AB (Reg. No. 556574-8240, domiciled in Stockholm), which is a part of the group of which Concordia Bus BV (Reg. No. 103040697, Dos No. 292558KvK, domiciled in Amsterdam, The Netherlands) is the ultimate parent company. All figures are expressed in millions of SEK if not otherwise indicated.

You should read the following discussion in conjunction with the financial statements of Concordia included in this quarterly report starting on page 10. The financial statements of Concordia are prepared in accordance with accounting principles generally accepted in Sweden (“Swedish GAAP”), which differ in various respects from accounting principles generally accepted in the United States (“U.S. GAAP”). The financial year-end for Concordia is the last day of February. Unless otherwise specified in this discussion, reference to a particular year is to the financial year ended the last day of February of that year (“fiscal 2005” for the year ending February 28, 2005). The end of the fourth financial quarter for Concordia is the last day of February of each year.

The same accounting policies and methods of computation are followed in the quarterly consolidated financial statements as compared with the most recent annual financial statements except that the Company as of March 1, 2004 has revised its accounting principle for pensions. This revision was in accordance with new accounting recommendations under Swedish GAAP. In accordance with Swedish GAAP, the revision has been reflected through a restatement of the historical financial results. For an explanation of the impact, see “notes to unaudited consolidated interim financial statements”.

Financial Highlights

The following table summarizes Concordia’s results of operations for the periods indicated in terms of amounts as well as a percentage of revenues:

Fourth quarter ended February 28, 2005 compared to the fourth quarter ended February 29, 2004

	2005		2004
	SEK million	%	SEK million	%

Revenues	1,214	100.0%	1,203	100.0%
Operating loss	(255)	(21.0)%	(129)	(10.7)%
Net loss	(361)	(29.7)%	(272)	(22.6)%

Year ended February 28, 2005 compared to the year ended February 29, 2004

	2005		2004
	SEK million	%	SEK million	%

Revenues	4,812	100.0%	4,761	100.0%
Operating loss	(312)	(6.5)%	(155)	(3.3)%
Net loss	(560)	(11.6)%	(409)	(8.6)%

Fourth quarter ended February 28, 2005 compared to the fourth quarter ended February 29, 2004

The following section provides an analysis between the actual numbers presented for the quarter as compared with the equivalent period in the preceding year.

Revenues

Revenues principally comprise fees generated from bus services provided under the terms of contracts with local public transportation authorities in Sweden, Norway and Finland and from express bus services and coach hire services in Sweden. Revenues also include revenues received from maintenance and repair services that Swebus provides at its depots to third parties and sales of diesel fuel.

Revenues increasead by SEK 11 million, or 1%, from SEK 1,203 million for the quarter ended February 29, 2004 to SEK 1,214 million for the quarter ended February 28, 2005.

Revenues from the provision of bus services for local public transportation authorities increased by SEK 1 million, or 0%, from SEK 1,091 million for the three months ended February 29, 2004 to SEK 1,092 million for the three months ended February 28, 2005. Our revenues increased only very slightly because the net positive impact of SEK 45 million from increased volume and price changes on existing contracts and new contracts of SEK 91 million was offset by the loss of contracts worth SEK 135 million.

Revenues from express bus services remained constant at SEK 81 million for the three months ended February 29, 2004 and for the three months ended February 28, 2005. During the quarter there was a decrease in passenger traffic which was offset by a price increase of 3%.

Revenues from coach hire services increased by SEK 2 million or 10% from SEK 21 million for the three months ended February 29, 2004 to SEK 23 million for the three months ended February 28, 2005. The increase is due to the acquired company FO-resor of SEK 3.2 million. The remaning decrease is due to a weaker market for coach hire.

Other revenues amounted to SEK 18 million for the quarter ended February 28, 2005 and SEK 10 million for the three months ended February 29, 2004. Other revenues largely consist of sales of diesel fuel and maintenance and repair services to third parties.

Gain on Sale of Fixed Assets

The net gain on sale of fixed assets is comprised of sales of buses and other assets held by Concordia. Gain on sale of fixed assets remained constant at SEK 1 million for the three months ended February 28, 2005 and for the three months ended February 29, 2004. We realised SEK 16 million in cash on the sale of 138 buses during the quarter.

Operating Costs

Operating costs consist primarily of personnel costs (which includes wages, salaries, social security fees and pension costs of bus drivers, mechanics and other employees), fuel, tires and other consumables costs, and other external costs, which include depot costs and head office administrative costs. Operating costs also consist of operating lease charges. Operating costs increased by SEK 100 million, or 8%, from SEK 1,243 million for the three months ended February 29, 2004 to SEK 1,343 million for the three months ended February 28, 2005. This increase is due to a number of factors, which are explained below.

Fuel, tires and other consumable costs increased by SEK 18 million or 7%, to SEK 266 million for the three months ended February 28, 2005 from SEK 248 million for the three months ended February 29, 2004. This increase is primarily due to increased fuel costs of SEK 11 million. Our average fuel price for the three months in Sweden was SEK 6.62 per liter compared to 5.57 per liter in Sweden for the same period last year. The remaining increase is due to increased costs for tyres of SEK 5 million and increased costs for maintenance of SEK 2 million.

Personnel costs decreased by SEK 14 million or 2%, to SEK 665 million, for the three months ended February 28, 2005 from SEK 679 million for the three months ended February 29, 2004. This is mainly a result from a reduction in number of drivers due to lost contracts, which resulted in lower wage costs of SEK 24 million. This decrease was partly offset by an increase in wages resulting from an effective increase in salary of 3.1% or SEK 14 million. Decreased pension premiums due to a new pension agreement have resulted in lower pension costs of SEK 11 million. Added to this, the proposed restructuring of Concordia Bus has resulted in a provision for personnel costs of SEK 7 million.

In addition other external costs increased by SEK 85 million, to SEK 300 million for the three months ended February 28, 2005 from SEK 215 million for the three months ended February 29, 2004. This was mainly due to costs related to the proposed restructuring of Concordia Bus which accounted for other external costs of SEK 133 million. The costs connected to the proposed restructuring of Concordia Bus contain provision for claim on CPTA of SEK 73 million, bad debt provision of receivable due from parent and management company of SEK 33 million and professional fees of SEK 27 million. This was offset by utilization of provisions for loss making contracts which was lower by SEK 50 million for the quarter ended February 28, 2005. The remaining increase is mainly due to increased damage costs.

Operating lease charges increased by SEK 11 million to SEK 112 million for the three months ended February 28, 2005 from SEK 101 million for the three months ended February 29, 2004. This increase was principally a result of increased use of operating leases for buses. The total number of buses under operating leases was 1,470 as of February 28, 2005, compared to 1,317 as of February 29, 2004.

Depreciation, amortization and write-downs

Depreciation and amortization charges comprise principally depreciation of buses and other vehicles but also relate to depreciation of tools, fixtures and fittings, buildings and computer equipment. In addition, amortization of goodwill resulting from acquisitions of bus operations is included. Depreciation and amortization costs increased by SEK 37 million from SEK 90 million for the three months ended February 29, 2004 to SEK 127 million for three months ended February 28, 2005, principally as a result of a non-recurring write-down of old buses of SEK 42 million. Total goodwill amortization was SEK 11 million for both periods.

Operating profit/ loss

Operating loss increased by SEK 126 million from a loss of SEK 129 million for the three months ended February 29, 2004 to a loss of SEK 255 million for the three months ended February 28, 2005.

Operating loss from bus operations for public authorities increased by SEK 48 million from an operating loss of SEK 113 million for the three months ended February 29, 2004, to an operating loss of SEK 161 million for the three months ended February 28, 2005, mainly due to higher fuel costs, increased operating lease charges and costs in connection with the proposed restructuring of Concordia Bus.

Operating profit from express bus services decreased to SEK 2 million for the three months ended February 28, 2005 from SEK 4 million for the three months ended February 29, 2004.

Operating loss from coach hire services was SEK 4 million for the three months ended February 28, 2005, compared to an operating loss of SEK 2 million for the three months ended February 29, 2004.

Operating loss relating to head office items and others increased by SEK 75 million from SEK 6 million for the three months ended February 29, 2004, to SEK 81 million for the three months ended February 28, 2005, mainly due to costs in connection with the proposed restructuring of Concordia Bus.

Financial Income and Expenses

Financial income and expenses includes interest income from cash and cash equivalents and interest expense from bank loans and other financial indebtedness. Financial income and expenses decreased by SEK 40 million to net financial expenses of SEK 108 million for the three months ended February 28, 2005, compared to net financial expenses of SEK 148 million for the three months ended February 29, 2004.

This result can be primarily attributed to a write-off of deferred financing costs by SEK 23 million and exit costs for EUR-hedges by SEK 13 million related to senior debt and the refinancing of syndicated loans with secured senior notes at 9.125% in January 2004.

Taxes

The standard rate of taxation in Sweden is 28%. Concordia Bus has not paid any taxes for the period ended February 28, 2005. The effective tax rate for the three months ended February 28, 2005 was 1%. This effective tax rate results from the amortization of goodwill (3%) and valuation allowance of net-operating losses (24%).

Trend Information

During the quarter ended February 28, 2005, results for 427 buses that Concordia had submitted bids for were announced. We had operated 119 of these 427 buses but in the bids during the last quarter we retained the contract for only 1 bus out of the 119 and won 6 from our competitors.

Year ended February 28, 2005 compared to the year ended February 29, 2004

The following section provides an analysis of our results of operations between the actual numbers for the twelve month period March 1, 2004 – February 28, 2005 as compared with the twelve month period March 1, 2003 – February 29, 2004.

Revenues

Revenues increased SEK 51 million or 1% from SEK 4,761 million for the year ended February 29, 2004 to SEK 4,812 million for the year ended February 28, 2005.

Revenues from the provision of bus services for local public transportation authorities increased by SEK 30 million, or 1%, from SEK 4,242 million for the year ended February 29, 2004 to SEK 4,272 million for the year ended February 28, 2005.

The increase in revenue is principally due to our winning of new contracts, which provided an increase of SEK 411 million which was offset by the impact from lost contracts of SEK 410 million and a strike in Finland in November that caused a loss of revenues of SEK 13 million. In the fiscal year 2004 we had a retroactive compensation from the Stockholm CPTA in May 2003 of SEK 28 million as a result of a law requiring more frequent breaks for drivers, which had a positive impact on the year ended February 29, 2004. Our revenue from existing contracts also increased by SEK 70 million due to increased volume and higher prices.

Revenues from express bus services increased by SEK 10 million, or 3%, from SEK 327 million for the year ended February 29, 2004 to SEK 337 million for the year ended February 28, 2005. This increase is largely due to a higher yield from passenger tickets of SEK 5 million, an increase in passenger traffic of SEK 2 million and an increase in prices of SEK 3 million.

Revenues from coach hire services increased by SEK 7 million, or 6%, from SEK 110 million for the year ended February 29, 2004 to SEK 117 million for the year ended February 28, 2005. The revenue increase is mainly due to the acquisition of the companies FO-resor and Marstrand Hermansby Buss of total 9 million.

Other revenue increased by SEK 4 million from SEK 82 million for the year ended February 29, 2004, to SEK 86 million for the year ended February 28, 2005. Other revenue largely consist of sales of diesel fuel, and maintenance and repair services to third parties.

Gain on Sale of Fixed Assets

Gain on sale of fixed assets is comprised of sales of buses and other assets. Gain on sale of fixed assets was SEK 4 million for the year ended February 28, 2005 compared to SEK 5 million for the year ended February 29, 2004.

Operating Costs

Operating costs consist primarily of personnel costs (which includes wages, salaries, social security fees and pension costs of bus drivers, mechanics and other employees), fuel, tires and other consumables costs, and other external costs, which include depot costs and head office administrative costs. Operating costs also include operating lease charges. Operating costs increased by SEK 190 million, or 4%, from SEK 4,557 million for the year ended February 29, 2004 to SEK 4,747 million for the year ended February 28, 2005. This increase is due to a number of factors, which are explained below.

Additional details on Operating Costs:

Fuel, tires and other consumable costs have increased by SEK 60 million or 6% to SEK 989 million for the year ended February 28, 2005 from SEK 929 million for the year ended February 29, 2004. The increase is largely due to a high diesel price during the second and third quarter resulting in increased fuel costs of SEK 50 million, offset by reduced volume causing a reduced cost of SEK 17 million. The increase is also due to higher maintenance costs of total SEK 22 million. The remaining increase is due to increased costs of washing and cleaning by SEK 5 million.

Personnel costs decreased by SEK 5 million or 0.2% to SEK 2,606 million for the year ended February 28, 2005 compared to SEK 2,611 million for the year ended February 29, 2004. The decrease mainly resulted from a reduction of drivers due to lost contracts and productivity improvements of SEK 108 million and a reduction of pension costs due to lower pension premiums of SEK 22 million. This was offset by an effective increase in salary of SEK 83 million and social charges of SEK 35 million. Added to this, the proposed restructuring of Concordia Bus resulted in a provision for personnel costs of SEK 7 million.

Operating lease charges increased by SEK 40 million, or 10%, from SEK 388 million for the year ended February 29, 2004 to SEK 428 for the year ended February 28, 2005. This increase was principally a result of our increased use of operating leases for buses. The total number of buses under operating leases was 1,470 as of February 28, 2005, compared to 1,317 as of February 29, 2004.

Other external costs increased by SEK 95 million to SEK 724 million for the year ended February 28, 2005 from SEK 629 million for the year ended February 29, 2004. This was mainly due to costs related to the restructuring of Concordia Bus which accounted for other external costs of SEK 133 million. The costs connected to the proposed restructuring of Concordia Bus contain provision for claim on CPTA of SEK 73 million, bad debt provision of receivable due from parent and management company of SEK 33 million and professional fees of SEK 27 million. We also had increased damage and other operational costs of SEK 18 million. This was offset by utilization of provisions for loss making contracts which was lower by SEK 59 million for the year ended February 28, 2005.

Depreciation, amortization and write-downs

Depreciation and amortization charges comprise principally the depreciation of buses and other vehicles but also relate to the depreciation of tools, fixtures and fittings, buildings and computer equipment. In addition, amortization of goodwill resulting from acquisitions of bus operations is also included. Depreciation and amortization costs increased by SEK 17 million, or 5%, from SEK 364 million for the year ended February 29, 2004 to SEK 381 million for the year ended February 28, 2005 principally as a result of the write-down of buses in the year-end of SEK 42 million, offset by a shift from owned buses to a larger number of leased buses. Total goodwill amortization remained constant at SEK 45 million for the year ended February 28, 2005 and for the year ended February 29, 2004.

Operating profit/ loss

Operating loss was SEK 312 million for the year ended February 28, 2005, compared to an operating loss of SEK 155 million for the year ended February 29, 2004.

Operating loss from bus operations for local public transportation authorities was SEK 174 million for the year ended February 28, 2005, compared to an operating loss of SEK 79 million for the year ended February 29, 2004, mainly due to higher fuel costs, increased operating lease charges and costs in connection with the restructuring of Concordia Bus.

Operating profit from express bus services decreased by SEK 2 million to SEK 29 million for the year ended February 28, 2005 compared to SEK 34 million for the year ended February 29, 2004.

Operating profit from coach hire services was SEK 4 million for the year ended February 28, 2005, compared to an operating profit of SEK 3 million for the year ended February 29, 2004.

Head office costs and other items increased from SEK 68 million for the year ended February 29, 2004, to SEK 126 million for the year ended February 28, 2005, mainly due to costs in connection with the restructuring of Concordia Bus.

Financial Income and Expenses

Financial income and expenses includes interest income from cash and cash equivalents and interest expense from loans made by banks and other financial indebtedness. Financial income and expenses decreased by SEK 58 million from a financial income and expense of SEK 308 million for the year ended February 29, 2004 to SEK 250 million for the year ended February 28, 2005.

This decrease was due to increased foreign exchange gains of SEK 68 million and a write-off of deferred financing costs by SEK 23 million and exit costs for EUR-hedges by SEK 13 million related to senior debt and the refinancing of syndicated loans with secured senior notes at 9.125% in January 2004. This was offset by higher interest costs of SEK 41 million and other financial charges of SEK 5 million.

Taxes

The standard rate of taxation in Sweden is 28%. Concordia Bus did not pay any taxes for the year ended February 28, 2005. The effective tax rate for the year ended February 28, 2005 was 0%. This effective tax rate resulted from amortization of goodwill (8%) and valuation allowance of net operating losses (20%).

Trend Information

During the year ended February 28, 2005, we have submitted tenders for 1,027 out of the 1,442 buses that were open for competitive tenders, which included contracts for routes where we already operated 421 buses. We have retained 78 buses out of the 421 buses we operated and won 143 from our competitors.

We anticipate tenders for approximately 2,043 buses during the financial year ending February 28, 2006. Of those 2,043 buses, we already operate 369 buses in Sweden, 60 in Norway and 68 in Finland.

We believe that the favorable pricing environment in Sweden in urban city areas and moderate price increases in Finland will continue in the next fiscal year. Pricing development in Norway is still irrational with some contracts being tendered at uneconomical prices.

Liquidity and Capital Resources

Concordia believes that its cash flows from operations will not be sufficient for its own debt service requirements and those of its indirect parent Concordia Bus AB as they become due over the next several years. Concordia Bus AB failed to make its most recent interest payment due on its €160,000,000 11% Senior Subordinated Notes due February 15, 2010 (the “Parent Notes”).

On July 22, 2005, Concordia Bus AB and Concordia Bus Nordic AB (publ) announced that they, an ad hoc committee representing at least 75% of the holders of the Parent Notes, an informal group of holders of a majority of Concordia Bus Nordic AB (publ)’s 9.125% Senior Secured Notes and the Company’s principal ultimate shareholders entered into a restructuring agreement (the “Restructuring Agreement”) detailing the restructuring (the “Restructuring”) of Concordia Bus AB. Under the proposed Restructuring, Concordia Bus AB will make an application for reorganization proceedings in the District Court in Stockholm, Sweden. Those proceedings are expected to result in the face amount of all the Parent Notes being reduced from 100% to 25% and holders of Parent Notes who consent to the Restructuring will then be required, pursuant to the Restructuring Agreement, to exchange their reduced debt securities (including all principal, all accrued and unpaid interest and any other amounts due thereon) for ordinary shares of Concordia Bus AB, which will constitute 97.5% of the issued ordinary share capital of Concordia Bus AB immediately following the consummation of the proposed Restructuring (subject to the terms of a management incentive plan).

In connection with the proposed Restructuring, the wholly owned subsidiary Concordia Bus Nordic Holding AB (“Nordic Holding”) has borrowed €25,000,000 (the “Bridge Facility”) which will (a) provide liquidity to the Concordia group, (b) cover some of the costs of the proposed Restructuring and (c) repay an outstanding loan to Concordia Bus Nordic AB (publ) of approximately €4,800,000. In turn, Concordia Bus Nordic AB (publ) will transfer its subordinated shareholder loan from Concordia Bus AB to Nordic Holding so that payments made under that loan will now be made to Nordic Holding, which Nordic Holding may use to service its obligations on the Bridge Facility.

If and when the proposed Restructuring is consummated, and the reduced debt securities of consenting holders of Parent Notes are exchanged for ordinary shares in Concordia Bus AB, Concordia Bus AB will borrow €45,000,000, of which an amount equal to the amount borrowed under the Bridge Facility will be used to refinance and pay the costs of the Bridge Facility, approximately €5,000,000 will be retained to pay Concordia Bus AB’s expenses and the remainder will be indirectly contributed to Concordia Bus Nordic AB (publ) as equity.

Absent a restructuring, Concordia may not be able to continue as a going concern.

Nordic’s liquidity requirements arise primarily from its need to fund lease payments, purchase buses, service its own debt obligations and those of its indirect parent Concordia Bus AB, fund its working capital requirements and expand its business. In order for Concordia Bus AB to meet its interest payment obligations under the Parent Notes Nordic must distribute €17.6 million per annum to Concordia Bus AB. As noted above, Concordia Bus AB failed to make its most recent interest payment (due February 15, 2005) on the Parent Notes. As of February 28, 2005 Nordic’s net debt obligations to Concordia Bus AB amounted to SEK 292 million. Nordic’s own debt obligations are mostly comprised of its obligations in connection with the Notes. As of February 28, 2005 Nordic had total net indebtedness of SEK 1,021 million after deducting its cash balance of SEK 175 million. Nordic’s interest expense for the three months ended February 28, 2005 was SEK 29 million

Absent a restructuring, Nordic does not expect to be able to (i) service its own obligations under the Notes, (ii) distribute sufficient funds to Concordia Bus AB to enable it to service its obligations under the Parent Notes and (iii) meet its working capital needs.

Furthermore, as Nordic is a holding company, its principal asset is its investment in its subsidiaries. It conducts no business or operations except through direct and indirect subsidiaries. The ability of Nordic’s subsidiaries to make funds available to it is subject to, among other things, applicable corporate and other laws and restrictions contained in agreements to which such subsidiaries may be subject. It is also subject to Nordic’s subsidiaries’ ability to generate cash in the future and their ability to generate distributable reserves or other funds available for that purpose. Even if a restructuring is achieved, Nordic’s substantial indebtedness, together with the restrictions imposed on it by the indenture for the Notes due 2009, could also affect its ability to make additional borrowings, dividend payments or investments and this could impair its liquidity or increase its need for additional capital.

Nordic’s change in working capital was negative SEK 19 million for the year ended February 28, 2005 compared to negative SEK 105 million for the year ended February 29, 2004.

Concordia has entered into interest and foreign exchange hedging arrangements in accordance with the terms of its debt obligations. See the sub-heading “Foreign Exchange” in the section ”Quantitative and Qualitative Disclosure about Market Risk.”

We have hedges in place for 50% of the interest payable on the senior subordinated notes during the financial year ending February 28, 2006. In addition we have applied our hedges for SEK interest rates towards exposure on the operating lease debt. We estimate that approximately 6% of the operating lease exposure is covered by our interest caps and swaps.

Net cash flows used in operating activities was negative SEK 98 million for the for the year ended February 28, 2005, compared to positive cash flow from operating activities of SEK 7 million for the year ended February 29, 2004. The difference was mainly due to higher fuel prices in operations of SEK 33 million, payment of SEK 15 million in fees for the proposed restructuring of Concordia Bus in the last quarter and payment of fees of SEK 12 million in connection with the refinancing of Concordia Bus Nordic in March, 2004. We also had a retroactive compensation from the Stockholm CPTA in May 2003 of SEK 28 million as a result of a law requiring more frequent breaks for drivers, which had a positive impact on the year ended February 29, 2004.

Cash flows used ininvesting activities was SEK 63 million for the for the year ended February 28, 2005. Investments in tangible fixed assets were SEK 112 million for the for the year ended February 28, 2005, compared to SEK 32 million for the for the year ended February 29, 2004. Of the total capital expenditure, SEK 29 million relates to the purchase of used buses for a new tender in Hedmark, which started in April 2004, SEK 23 million relates to the purchase of used buses for the Skaraborg region, and SEK 13 million for buses we have purchased and sold during the year. SEK 11 million was attributable to the purchase of buses within FO Resor, which was acquired for our coach hire services. The remaining capital expenditure was for purchase of equipment in Sweden and Norway.

During the period we have sold buses worth of SEK 44 million, of which SEK 13 million were purchased and sold during the same year. We have also sold apartments in Finland worth of SEK 10 million.

Concordia has entered into operating lease agreements to finance a portion of its bus fleet. As of February 28, 2005, 1,470 of its 3,730 buses were financed through operating lease arrangements. The net present value of outstanding obligations for buses as of February 28, 2005, was SEK 829 million (the net present value of Concordia’s outstanding obligations under leases relating to real estate as of February 28, 2005, was SEK 46 million).

The large majority of lease terms for buses include residual value guarantees from the bus manufacturer, whereby Nordic retains an option to return the buses to the manufacturer without cost to itself. The number of buses that can be returned under these agreements is subject to limitation.

The leasing fee for a new lease contract is established at its inception based on the purchase price paid by the lessor and the residual value agreed with the manufacturer for the period of the lease. At the end of each leasing contract period each leasing contract can be renewed or terminated. The lease payments for the second leasing period are always based on the fair value at the date of the extension and are therefore lower than the payments during the initial term. If Nordic succeeds in renewing or extending a local public transportation authority contract, the leasing contract can be renewed based on the fair value at the date of the extension. This is likely to result in lease payments that are substantially lower than the payments during the initial term.

In a situation where Concordia is not able to pay outstanding lease fees, the lessor has the right to retain the buses at Concordia’s expense and also obtain additional compensation based on the outstanding leasing fees at the time when the non-payment situation occurred. Further, in the event of an acceleration under the Notes following an event of default, all or part of the leasing contracts covering a significant portion of Concordia’s leases may be terminated at the option of the lessor. This would have a material adverse effect on Concordia’s business.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The principal market risks (i.e., the risk of loss arising from adverse changes in market rates and prices) to which we are exposed are:

•                                          Interest rates on debt;

•                                          Foreign exchange rates;

•                                          Fuel prices; and

•                                          Inflation.

The following risk management discussion and the estimated amounts generated from analytical techniques are forward looking statements of the market risk assuming certain market conditions occur. Our actual results in the future may differ materially from these projected results due to actual developments in the global financial markets.

Interest Rates

We currently hedge parts of our exposure to interest rate fluctuations on our lease debt through the use of derivative instruments. We have entered into Swedish Kronor interest rate swaps and caps to fix a portion of the interest within the lease payments we make under the lease debt.

Based on the nominal value of the operational lease debt at February 28, 2005 of SEK 1,935 million, a 1% change in interest rates would increase lease charges by approximately SEK 19.3 million per annum. Senior notes outstanding at February 28, 2005 with a carrying value of SEK 2,624 million have been excluded from the above interest rate sensitivity analysis because they bear a fixed rate of interest.

Foreign Exchange

We are also exposed to currency fluctuations on loans, primarily as a result of having to make interest payments in Euro on our senior note loans. We have entered into collar arrangements through the sale of puts and the purchase of calls with the same settlement dates. While this arrangement caps the amount of benefit we can obtain from an appreciation of the Swedish Kronor against the Euro, it also caps our potential increased interest costs through a depreciation of the Swedish Kronor against the Euro. Our policy is to hedge 50% of the exposure on our two coming interest payments on the senior notes against adverse movements for us in the Swedish Kronor/Euro exchange rate. See the subheading “Liquidity and Capital Resources” in the section ”Management’s Discussion and Analysis of Financial Condition and Results of Operations.” We estimate that a 10% depreciation in the value of the Swedish Kronor against the Euro would increase our interest costs by approximately SEK 26.7 million per annum.

Fuel Prices

Concordia is also exposed to commodity price risk through its requirements for diesel fuel. Diesel fuel is priced in the international commodity markets in US dollars. We purchase our diesel fuel requirements out of our operating revenue, which is largely denominated in Swedish Kronor. Therefore, we are exposed to currency fluctuation risk between the dollars and the Swedish Kronor. We currently have no hedges in place. We estimate that a 10% depreciation in the value of the Swedish Kronor against the dollar would increase our diesel fuel costs by approximately SEK 9 million per annum.

Inflation

Inflation had no material impact on our operations during the three months ended February 28, 2005 or the three months ended February 29, 2004. However, due to the nature of our contractual business where cost increases are compensated through movements in agreed indices (elements of total inflation) we are subject to under-compensation due to a mismatch between our industry costs and our relative level of compensation from the indices which the local transportation authorities use to compensate us.

CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE FOURTH QUARTER

		December 1, 2004 –	December 1, 2003 –
(in millions of SEK except loss per share)	Note	February 28, 2005	February 29, 2004
		(Unaudited)	(Unaudited)

Net revenue	1	1,214	1,203

Fuel, tires and other consumables		(266)	(248)
Personnel costs		(665)	(679)
Operating lease charges	4	(112)	(101)
Other external costs		(300)	(215)
Gain on sale of fixed assets		1	1
Depreciation, amortization and write-downs		(127)	(90)
Operating Loss	1	(255)	(129)

Interest income		3	3
Interest expense and similar items	2	(111)	(151)
Financial income and expenses		(108)	(148)
Loss after financial items		(363)	(277)

Taxes		2	5

Net loss for the period		(361)	(272)

Loss per share (in SEK)		(72,136)	(54,493)

The accompanying notes are an integral part of these Consolidated Interim Financial Statements

CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE YEAR PERIOD

		March 1, 2004 –	March 1, 2003 –
(in millions of SEK except loss per share)	Note	February 28, 2005	February 29, 2004
		(Unaudited)

Net revenue	1	4,812	4,761

Fuel, tires and other consumables		(989)	(929)
Personnel costs		(2,606)	(2,611)
Operating lease charges	4	(428)	(388)
Other external costs		(724)	(631)
Gain on sale of fixed assets		4	6
Depreciation, amortization and write-downs		(381)	(363)
Operating Loss	1	(312)	(155)

Interest income		4	6
Interest expense and similar items	2	(254)	(314)
Financial income and expenses		(250)	(308)
Loss after financial items		(562)	(463)

Taxes		2	54

Net loss for the period		(560)	(409)

Loss per share (in SEK)		(112,063)	(81,721)

The accompanying notes are an integral part of these Consolidated Interim Financial Statements

CONSOLIDATED BALANCE SHEETS

ASSETS	Note	February 28, 2005	February 29, 2004
(In millions of SEK)		(Unaudited)

Fixed assets
Goodwill		684	721
Total intangible fixed assets		684	721

Buildings and land		2	2
Equipment, tools, fixtures and fittings		27	34
Vehicles		1,229	1,491
Total tangible fixed assets		1,258	1,527

Capitalized borrowing costs		86	99
Other long-term receivables		5	10
Receivable due from group companies		—	29
Total financial fixed assets		91	138

Total fixed assets		2,033	2,386

Current assets

Inventories		33	30

Accounts receivable		345	310
Other current receivables		76	100
Accrued income and prepaid expenses		143	238
Total receivables		564	648

Cash and bank balances	3,8	175	346

Total current assets		772	1,024

TOTAL ASSETS		2,805	3,410

The accompanying notes are an integral part of these Consolidated Interim Financial Statements

CONSOLIDATED BALANCE SHEETS

SHAREHOLDERS’ EQUITY AND LIABILITIES	Note	February 28, 2005	February 29, 2004
(in millions of SEK)		(Unaudited)

Shareholders’ equity

Restricted equity
Share capital (5 000 shares at par value SEK 100)		1	1
Restricted reserves		—	—
Total restricted equity		1	1

Non-restricted equity
Retained earnings		(314)	78
Net loss		(560)	(409)

Total non-restricted equity		(874)	(331)

Total shareholder’s equity	7	(873)	(330)

Liabilities

Provisions:
Provisions for pensions and similar commitments		51	60
Other provisions		60	86
Total provisions		111	146

Non current liabilities
Finance lease obligations	3	12	16
Senior notes	3	1,176	2,673

Total non current liabilities		1,188	2,689

Current liabilities
Short-term portion of finance lease obligations	3	8	7
Short-term portion of Senior notes		3	1,448
Accounts payable		217	292
Other current liabilities		153	159
Accrued expenses and deferred income		553	447

Total current liabilities		2,379	905

TOTAL SHAREHOLDERS’ EQUITY AND LIABILITIES		2,805	3,410

PLEDGED ASSETS AND CONTINGENT LIABILITIES	6	February 28, 2005	February 29, 2004
		(Unaudited)

Pledged assets		1,613	2,238
Contingent liabilities		648	670
TOTAL PLEDGED ASSETS AND CONTINGENT LIABILITIES		2,261	2,908

The accompanying notes are an integral part of these Consolidated Interim Financial Statements

CONSOLIDATED CASH FLOW STATEMENTS

		Group	Group
		March 1, 2004 –	March 1, 2003 – February
	Note	February 28, 2005	29, 2004
		(Unaudited)	(Unaudited)
Cash flow from operating activities
Loss after financial items		(562)	(463)
- Reversal of depreciation and amortization		381	363
- Reversal of capital (gains) losses		(4)	1
- Reversal of change of provisions		(28)	31
- Reversal of capitalized cost amortizations		19	41
- Reversal of foreign exchange (gain)/loss		(41)	23
Change in interest receivables		0	1
Change in interest liabilities		76	6
Paid taxes		(1)	0
		(160)	3

Change in working capital
Increase (-)/decrease (+) in stock		(2)	5
Increase (-)/decrease (+) in current receivables		118	(108)
Increase (+)/decrease (-) in current liabilities		(54)	107

Net cash flow provided by (used in) operating activities		(98)	7

Cash flow from investing activities
Investments in land, buildings, machinery and equipment		(112)	(32)
Sales of land, buildings, machinery and equipment		44	21
Sale of financial fixed assets		5	0
Net cash flow used in investing activities		(63)	(11)

Cash flow from financing activities
Proceeds from borrowings		3	1,191
Repayments of long-term borrowings		(6)	(989)
Costs incurred in connection with debt financing		(5)	(49)
Net cash flow provided by (used in) financing activities		(8)	153

INCREASE (DECREASE) IN CASH AND BANK BALANCES		(169)	149

CASH AND BANK BALANCES AT BEGINNING OF PERIOD		346	199

Translation difference		(2)	(2)

CASH AND BANK BALANCES AT END OF PERIOD		175	346

The accompanying notes are an integral part of these Consolidated Interim Financial Statements

NOTES TO UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (Unaudited)

(All amounts in millions of SEK unless otherwise stated)

Organization

Concordia Bus AB, together with its subsidiaries (“Concordia”), is a Swedish registered limited liability company, wholly owned by Concordia Bus Holding AB (reg no 556574-8240) with its registered office in Stockholm, Sweden. The ultimate parent company of the group is Concordia Bus BV, a company domiciled in the Netherlands.

The operations of Concordia consist of providing regular bus services under contract through its indirect subsidiary Concordia Bus Nordic AB, to transit authorities in Sweden, Norway and Finland. In addition to contracted services, Concordia also supplies extensive express bus services over major portions of Sweden, as well as charter and tour bus services, mainly in Gothenburg and Stockholm.

Accounting principles

The same accounting policies and methods of computation are followed for the year ended February 28, 2005 consolidated financial statements as compared with the most recent annual financial statements except that the Company as of March 1, 2004 has adopted the Swedish Accounting Standards Council’s recommendation RR29 – Employee benefits. In accordance with Swedish GAAP, the adoption of RR29 should be accounted for as a change in accounting principles meaning that the cumulative impact of adopting this new recommendation relating to periods prior to March 1, 2003 are adjusted at the date of the opening balance sheet. The impact of the change is as follows:

		Change in	Change in
	Previously	accounting	accounting	Restated
	reported	policy	policy	amounts
			(tax effect)

Pension provision as of March 1, 2004	60	(7)	—	53
Deferred tax liability as of March 1, 2004	—	—	2	2
Shareholder’s equity as of March 1, 2004	(330)	7	(2)	(325)

Going concern

Absent a restructuring, Nordic may not be able to continue as a going concern. See “Liquidity and Capital Resources” on page 8 for further details on the proposed restructuring.

These financial statements have been prepared under the assumption that the proposed restructuring will be consummated and, consequently, they have been prepared assuming that Nordic will continue as a going concern.

Concordia has approximately SEK 2,636 million of long-term debt due to third parties, including long-term finance lease obligations. Concordia’s ability to service the existing debt, including amortization and interest, is dependent on the underlying businesses generating sufficient cash flow and distributable earnings. Furthermore the ability of Concordia Bus AB to service its existing debt, or the debt it may acquire in connection with the proposed restructuring, is dependent on the ability to transfer profit from Nordic through its direct parent Concordia Bus Nordic Holding AB to Concordia Bus AB. The non-restricted equity in the underlying companies, available for dividends, has been reduced during the year due to losses, which furthermore limits Concordia’s possibilities to receive dividends from subsidiaries.

The group profit and loss statement for February 28, 2005 shows that earnings generated by the underlying businesses during the period March 1, 2004 - February 28, 2005 have not been sufficient to cover Concordia’s costs.

Note 1. Net revenue and operating profit (loss) by segment

			March 1, 2004 –	March 1, 2003 –
	December 1, 2004 –	December 1, 2003 –	February 28,	February 29,
Revenue	February 28, 2005	February 29, 2004	2005	2004
CPTA – Sweden	878	884	3,407	3,486
CPTA – Norway	106	104	450	365
CPTA – Finland	108	103	415	391
Total CPTA	1,092	1,091	4,272	4,242
Express	81	81	337	327
Interbus	23	21	117	110
Total bus operations	1,196	1,193	4,726	4,679
Other revenue and group elimination	18	10	86	82
Total revenue	1,214	1,203	4,812	4,761

Operating profit (loss) by segment, before overhead allocation.

	December 1, 2004	December 1, 2003	March 1, 2004 –	March 1, 2003 –
	– February 28,	– February 29,	February 28,	February 29,
Operating profit (loss)	2005	2004	2005	2004
CPTA – Sweden	(150)	(104)	(162)	(57)
CPTA – Norway	(2)	1	6	2
CPTA – Finland	(9)	(10)	(18)	(24)
Total CPTA	(161)	(113)	(174)	(79)
Express	2	4	29	34
Interbus	(4)	(2)	4	3
Total Express and Interbus	(2)	2	33	37
Total bus operations	(163)	(111)	(141)	(42)
Goodwill amortization	(11)	(12)	(45)	(45)
Head office items and others	(81)	(6)	(126)	(68)
Total operating profit	(255)	(129)	(312)	(155)

Note 2. Interest expense and similar items

			March 1, 2004 –	March 1, 2003 –
	December 1, 2004 –	December 1, 2003 –	February 28,	February 29,
MSEK	February 28, 2005	February 29, 2004	2005	2004
Interest cost payable	(62)	(66)	(269)	(242)
Amortization of deferred financing costs	(5)	(28)	(19)	(42)
Other financial charges	(8)	(16)	(12)	(7)
Foreign exchange gains/(losses)	(36)	(41)	46	(23)
Total	(111)	(151)	(254)	(314)

Note 3. Liabilities to credit institutions and net indebtedness

MSEK	February 28, 2005	February 29, 2004

Senior Secured Notes 9,125	1,176	1,198
Senior Subordinated Notes, 11%	1,448	1,475
Liabilities to credit institutions	2,624	2,673

Other long-term liabilities	12	16
Short term portion of leasing liability	8	7
Total debt	2,644	2,696

Less Cash and Cash equivalents balance	(175)	(346)
Net indebtedness	2,469	2,350

Total debt	2,644	2,696
Short term portion of long-term debt	(1,456)	(7)
Total long-term debt	1,188	2,689

Note 4. Operating leases

The Net Present values of the future lease payments for rentals are as follows:

MSEK	February 28, 2005	February 29, 2004

Net present value of future lease payments
- Vehicles	829	905
- Real estate and other	46	52
Total	875	957

Note 5. Fair value of financial instruments

Fuel hedge contracts

The Concordia Bus Group is exposed to commodity price risk through its fuel usage. Management actively tries to minimize the negative effects of fluctuations in the market price. However during the quarter ended February 28, 2005, none of Concordia’s fuel usage was hedged through diesel swaps.

Interest/currency hedges

Concordia’s lease debt is on a floating rate. Management has made a decision to actively try to minimize the risk of interest rate fluctuations by entering into interest rate swaps and interest rate caps, which gives Concordia a larger portion of fixed interest rate arrangements.

The Company is also exposed to currency fluctuations, primarily as an effect of loans denominated in foreign currencies. Management has made a conscious decision to try to minimize the impact of currency fluctuations on cash payments related to foreign currencies and has therefore entered into currency collar arrangements. As of February 28, 2005, 50% of the interest payments on the senior notes of €160 million were hedged for the coming 18 months. The coming interest payments for the €130 million on the senior secured notes are not hedged.

Note 6. Pledged assets and contingent liabilities

	February 28,	February 29,
MSEK	2005	2004
Pledged shares in subsidiaries	382	709
Floating charge certificates	132	119
Pledged assets	1,009	1,410
Guarantees and other contingent liabilities	—	22
Conditional shareholder’s contribution	648	648
Total	2,261	2,908

The following securities exist as of February 28, 2005:

The Company has pledged the shares of Concordia Bus Nordic AB.

Concordia Bus Nordic Holding AB has pledged the shares of Concordia Bus Nordic AB;

Concordia Bus Nordic AB has pledged the shares of

Swebus Fastigheter AB,

Swebus AB,

Concordia Bus Finland Oy AB,

Swebus Busco AB,

Ingenior M.O. Schoyens Bilcentraler AS,

Swebus Express AB,

Interbus AB

Swebus Fastigheter AB has pledged the shares of

Alpus AB,

Enköping-Bålsta Fastighetsbolag AB, and

Malmfåltens Omnibus AB;

Swebus Busco AB has granted pledge over its buses in aggregate amount of SEK 1,000,978,522;

Ingenior M.O. Schoyens Bilcentraler AS granted pledge over its assets in aggregate amount of SEK 97,823,421;

Concordia Bus Finland Oy AB has granted pledge over floating charge certificates in an aggregate amount of EUR 1,194,134;

Swebus AB has granted pledge over floating charge certificates in an aggregate amount of SEK 115,000,000;

Alpus AB has granted pledge over floating charge certificates in an aggregate amount of SEK 600,000;

Enköping-Bålsta Fastighetsbolag AB has granted pledge over floating charge certificates in aggregate amount of SEK 2,400,000;

Malmfåltens Omnibus AB has granted pledge over floating charge certificates in an aggregate amount of SEK 2,500,000;

Gåvle Trafik AB has granted pledge over floating charge certificates in an aggregate amount of SEK 800,000.

Note 7. Equity

		Unrestricted
MSEK	Restricted equity	equity	Total equity
Opening balance March 1, 2004, before change of accounting principles	1	(331)	(330)
Effect of change in accounting principles	—	7	7
Effect of change in accounting principles, tax effect	—	(2)	(2)
Opening balance March 1, 2004, after change of accounting principles	1	(326)	(325)
Net loss for the period	—	(560)	(560)
Change in cumulative translation adjustment	—	12	12
Ending balance February 28, 2005	1	(874)	(873)

Note 8. Cash and cash equivalents

MSEK	February 28, 2005	February 29, 2004
Cash and bank balances	124	292
Restricted cash*	51	54
Total	175	346

* Restricted cash is cash deposited for cash collateral in order to obtain bank guarantees in Concordia Bus Nordic AB, Ingenior M.O. Schoyens Bilcentraler AS, Swebus AB, Interbus AB and Swebus Express AB. Ingenior M.O. Schoyens Bilcentraler AS and Swebus AB has also deposited cash collateral in connection to lease facilities.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Concordia Bus AB (publ)
(Registrant)

Date	August 23, 2005	By:	/s/ Per Skärgård
Per Skärgård
Chief Financial Officer